UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 4

Cerner Corporation

(Name of Subject Company)

Cerner Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

156782104

(CUSIP Number of Class of Securities)

Daniel P. Devers

Executive Vice President and Chief Legal Officer

Cerner Corporation

2800 Rock Creek Parkway

North Kansas City, Missouri 64117

(816) 221-1024

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

James P. Beaubien

Mark D. Gerstein

Christopher R. Drewry

Brent T. Epstein

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 19, 2022 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Cerner Corporation, a Delaware corporation (“Cerner”). The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Cedar Acquisition Corporation, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), a wholly owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all of the issued and outstanding shares of Cerner’s common stock, par value $0.01 per share (the “Shares”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented from time to time, the “Schedule TO”) filed by Oracle, Parent and Purchaser with the SEC on January 19, 2022, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 19, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Schedule 14D-9 is hereby amended by supplementing such Item with the following:

“On March 4, 2022, Cerner granted the number of Cerner RSUs and Cerner PSUs set forth in the table below to its executive officers, including its named executive officers (other than Brent Shafer). The number of Cerner PSUs is shown based on achieving “target” performance goals.

Executive Officer	Cerner RSUs (#)	Cerner PSUs (#)
Travis Dalton	16,851	16,851
Daniel P. Devers	10,164	10,164
Marc J. Erceg	25,677	25,677
David T. Feinberg	72,216	72,216
Jerome Labat	23,003	23,003
Tracy L. Platt	13,909	13,909
Nasim Afsarmanesh	8,024	8,024

Notwithstanding anything to the contrary contained in the executives’ employment or severance agreements, the Cerner RSUs and Cerner PSUs granted to the executives in 2022 will not vest in full upon a qualifying termination of employment in connection with a change in control, but instead will accelerate and vest on a pro-rata basis if the termination occurs within 12 months following the grant date (and after deeming any performance metrics achieved as previously described).

Copies of the forms of agreements evidencing the Cerner RSUs and Cerner PSUs granted in 2022 are filed as Exhibits (e)(24) and (e)(25) to this Schedule 14D-9, respectively, and are incorporated by reference herein.”

Item 6.	Interest in Securities of the Subject Company

Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the bottom of the table set forth in Item 6 on page 47 of the Schedule 14D-9 to read as follows:

Name	Date of Transaction	Number of Shares	Price per Share ($)		Nature of Transaction
Nasim Afsarmanesh	03/04/2022	8,024	0.00		Grant of Cerner RSUs
Daniel P. Devers	03/04/2022	10,164	0.00		Grant of Cerner RSUs
Daniel P. Devers	03/04/2022	51,174	93.29	(1)	Disposition of Cerner Shares
Daniel P. Devers	03/04/2022	15,000	67.24		Exercise of Non-Qualified Stock Options
Daniel P. Devers	03/04/2022	20,000	65.27		Exercise of Non-Qualified Stock Options
Daniel P. Devers	03/04/2022	9,733	57.24		Exercise of Non-Qualified Stock Options
Daniel P. Devers	03/04/2022	6,441	65.88		Exercise of Non-Qualified Stock Options
Michael R. Battaglioli	03/04/2022	1,846	0.00		Grant of Cerner RSUs
Travis S. Dalton	03/04/2022	16,851	0.00		Grant of Cerner RSUs
Mark J. Erceg	03/04/2022	25,677	0.00		Grant of Cerner RSUs
David T. Feinberg	03/04/2022	72,216	0.00		Grant of Cerner RSUs
Jerome Labat	03/04/2022	23,003	0.00		Grant of Cerner RSUs
Tracy L. Platt	03/04/2022	13,909	0.00		Grant of Cerner RSUs
Tracy L. Platt	03/11/2022	7,769	93.40	(2)	Disposition of Cerner Shares

(1)	The price per Share is a weighted average price. The Shares were sold in separate transactions on the same day at prices ranging from $93.26 to $93.33 per Share.
(2)	The price per Share is a weighted average price. The Shares were sold in separate transactions on the same day at prices ranging from $93.40 to $93.42 per Share.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Adding a new section immediately prior to the section captioned “Forward-Looking Statements” as set forth below:

“Extension of the Offer

On March 15, 2022, Purchaser extended the expiration of the Offer. The Offer was previously scheduled to expire at 12:00 midnight, Eastern Time, at the end of the day on March 16, 2022. The expiration date of the Offer has been extended until 12:00 midnight, Eastern Time, at the end of the day on April 13, 2022, unless further extended. The depositary for the Offer has indicated that as of 12:00 midnight, Eastern Time, at the end of the day on March 14, 2022, approximately 29,587,409 Shares had been validly tendered into and not validly withdrawn from the Offer, representing approximately 10.1% of the outstanding Shares.”

Adding a new sentence as the last sentence of the section captioned “Other Regulatory Approvals-Australia” as set forth below:

“On March 10, 2022, Oracle filed an application with the FIRB.”

Adding a new sentence as the last sentence of the section captioned “Other Regulatory Approvals-Austria” as set forth below:

“On March 4, 2022, Oracle filed an application with the Austrian Ministry.”

Adding a new sentence as the last sentence of the section captioned “Other Regulatory Approvals-France” as set forth below:

“On March 9, 2022, Oracle filed an application with the French Ministry.

Adding a new sentence as the last sentence of the section captioned “Other Regulatory Approvals-Germany” as set forth below:

“On March 3, 2022, Oracle filed an application with the BMWi.”

Adding a new sentence as the last sentence of the section captioned “Other Regulatory Approvals-Romania” as set forth below:

“On March 4, 2022, Oracle filed an application with CSAT.”

Adding a new sentence as the last sentence of the section captioned “Other Regulatory Approvals-Spain” as set forth below:

“On March 14, 2022, Oracle filed an application with the Spanish Ministry.”

Item 9.	Exhibits

The following Exhibits are attached hereto:

(a)(5)(T)	Press Release issued by Oracle Corporation on March 15, 2022, announcing the extension of the Offer (incorporated by reference to Exhibit (a)(5)(M) to Schedule TO Amendment No. 4).

(e)(24)	Cerner Corporation 2011 Omnibus Equity Incentive Plan – Time-Based Restricted Stock Unit Agreement.

(e)(25)	Cerner Corporation 2011 Omnibus Equity Incentive Plan – Performance-Based Restricted Stock Unit Agreement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CERNER CORPORATION

By:	/s/ Daniel P. Devers
	Name:	Daniel P. Devers
	Title:	Executive Vice President and Chief Legal Officer
	Date:	March 15, 2022